Mail Stop 3628

					August 16, 2005

By Facsimile (302) 475-3555

Klaus M. Belohoubek
Senior Vice President - General Counsel
Dover Motorsports, Inc.
3505 Silverside Road
Plaza Centre Building, Suite 203
Wilmington, DE 19810
(302) 475-6756

Re:  	Dover Motorsports, Inc.
      Schedule TO-I filed on August 10, 2005
	File No. 005-47265

Dear Mr. Belohoubek:

	We have the following comments on the above-referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Where You Can Find More Information, page ii

1. Please note that the address of the SEC has changed. The new address should be listed as 100 F Street, N.E., Washington, DC
20549.

Factors That May Affect Operating Results; Forward-Looking
Statements, page iii

2. The safe harbor for forward-looking statements in the Private Securities Litigation Reform Act of 1995 does not by its terms apply to statements made in connection with a tender offer. See
Section 27A(b)(2)(C) of the Securities Act of 1933 and Section 21E(b)(2)(C)of the Securities Exchange Act of 1934. Therefore, your reference to the defined term "forward-looking statements" within the meaning of the federal securities laws is inappropriate. Please delete the reference or add language clarifying that the safe harbor for forward looking statements provided in the Reform Act is not available for statements made in connection with a tender offer.

Conditions of the Offer, page 10

3. In the first paragraph, you state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is "inadvisable to proceed with the offer..." If a listed offer condition is implicated by events that occur during the exchange offer such that the offer condition is deemed to be "triggered" and may be asserted, the purchasers must promptly disclose that they have made a decision to either waive the offer condition in order to properly continue the offer or assert the condition and terminate the offer. You may not tacitly waive the offer condition by failing to assert it. As you are aware, waiver of a material offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

4. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. In the last paragraph in this section, the phrase "regardless of the circumstances giving rise to any such condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise in accordance with our position.

5. See our last comment above. In order to comply with the requirements of Schedule TO and Item 1004 of Regulation M-A, all offer conditions must be described with reasonable specificity, such that your shareholders may understand the terms of your offer. In this regard, quantify condition (ii) in the fourth bulleted offer condition.

Purpose of the Offer; Certain Effects of the Offer; Plans or
Proposals, page 12

6. We note that the Estate of John W. Rollins owns 10,311,960 shares of Class A Common Stock and intends to tender all of those shares into this offer. We also note that the executor of the Estate is director Henry B. Tippie, who has entered into a Stockholder Voting Agreement with fellow director R. Randall Rollins. Please expand this section to discuss whether this offer is being conducted, in whole or in part, to allow the shares held by the Estate of John W. Rollins to be liquidated. In this regard, discuss the role played by the Estate through its executor Mr. Tippie in initiating, negotiating or structuring the offer, including any discussions between the Estate and the company regarding disposing of the Class A Common Shares held by the Estate. We may further comments.

7. As noted in our last comment above, director Henry B. Tippie controls the Class A Common Shares of the company held by the Estate of John W. Rollins. In addition, Messrs. Jeffrey Rollins,
John W. Rollins, Jr. and R. Randall Rollins are all related to one another. Are they also related to the late John W. Rollins? If so, discuss any potential conflict of interest or benefit such company insiders (who approved this tender offer) may receive as a result of this tender offer and the intent of the Estate to liquidate all Class A Common Stock it owns in the offer. In this regard, it appears that since all other shares of Class A Common are held by corporate insiders who currently do not intend to tender, all of the Class A Common Shares to be tendered by the Estate will be purchased if the offer is consummated.

8. We note your disclosure that Dover Motorsports is a "controlled corporation" as defined in the New York Stock Exchange rules, and that the voting agreement between the Estate of John W. Rollins and R. Randall Rollins ensures that the company will maintain this status after the tender offer. Please discuss in further the detail the impact of this designation. That is, what is the effect for the company and its stockholders of being deemed a controlled corporation?

Fees and Expenses, page 28

9. We note that you will pay a fee to the dealer manager based on the number of shares tendered. We object to fees paid to a dealer manager based on tenders of subject securities it holds for its own account. See Rule 13e-4(f)(8)(ii). Please indicate whether you intend to pay fees under those circumstances. If you do not, indicate how you will ensure that. For example, what mechanism will you use to determine who holds the tendered securities when calculating the fee owed to Raymond James & Associates?

Letter of Transmittal

10. We note your request that the security holder acknowledge that they "read, understands, and agrees to" the terms the offer. It is not appropriate to require a tendering security holder to attest to the fact that they "read, understands, and agrees to" the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

           					Very truly yours,


	     				      Celeste M. Murphy
						Special Counsel
						Office of Mergers and Acquisitions